NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

December 6, 2007

VIA EDGAR

Messrs. H. Christopher Owings and Matthew Benson
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Registration Statement on Form S-3
Filed May 1, 2007
File No. 333-142478

Messrs. Owings and Benson:

     Nitches, Inc. ("we," "our," "us" or the "Company"), has filed through EDGAR, Pre-Effective Amendment No. 1 ("Amendment No. 1") to the above-referenced registration statement (the "Registration Statement"). This letter sets forth the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated May 16, 2007 (the "Comment Letter") with respect to the Registration Statement.

     We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter. Immediately following each such comment is the Company's response in regular font. The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter. The Company's responses indicate whether Amendment No. 1 reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate. Page numbers set forth in the Company's responses refer to page numbers of Amendment No. 1.

Form S-3

COMMENT 1. Please update your incorporation by reference disclosure to include the Form 8-K filed on May 2, 2007.

     RESPONSE: The incorporation by reference disclosure in Amendment No. 1 has been updated to include the Form 8-K filed on May 2, 2007 as well all other filings required to be included.

     In addition, given the amount of time that has passed since we initially filed the Registration Statement, Amendment No. 1 includes additional and updated information as appropriate.

Form 10-K filed for the period ended August 31, 2006.

COMMENT 2. Please be advised that we are unable to accelerate effectiveness of the Form S-3 until the remaining accounting issues are resolved on the Form 10-K.

     RESPONSE: All of the accounting issues with respect to the Form 10-K filed for the period ended August 31, 2006 have been resolved as of November 6, 2007.

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     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James A. Mercer III of Duane Morris LLP, our outside legal counsel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

Nitches, Inc.

/s/ Steven P. Wyandt
Chief Executive Officer